

July 29, 2011

Via E-mail
Ms. Susan Salka
Chief Executive Officer
AMN Healthcare Services, Inc.
12400 High Bluff Drive, Suite 100
San Diego, CA 92130

> **Re:** **AMN Healthcare Services, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 11, 2011**
> **File No. 001-16753**

Dear Ms. Salka:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director